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                    [TRIAD SYSTEMS CORPORATION LETTERHEAD]

                                                           October 23, 1996


Dear Triad Stockholders:

     I am pleased to inform you that, on October 17, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Cooperative Computing, Inc. ("CCI") and CCI Acquisition Corp., an affiliate of CCI ("CCI Acquisition"), pursuant to which CCI Acquisition is commencing a cash tender offer (the "Offer") to purchase all outstanding shares of the Company's Common Stock at $9.25 per share. Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, CCI Acquisition will be merged (the "Merger") into the Company, and each share of the Company's Common Stock not purchased in the Offer (other than any shares owned by the Company or any subsidiary of the Company, CCI or CCI Acquisition) will be converted into the right to receive $9.25 per share in case, without interest. Upon comsummation of these transactions, CCI and its affiliates will own the entire equity interest in the Company.

     In addition, in connection with the Offer and the Merger, the Company expects to distribute, pro rata, to stockholders of record immediately prior to the consummation of the Offer, all of the equity interests in Triad Park Realty, a company to be formed, that will own the real estate of the Company located at Triad Park, Livermore, California. The fair market value of such real estate is subject to appraisal, its current net book value is approximately $23.7 million, or about $1.20 per share.

     THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT, DETERMINED THAT THE OFFER AND MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT TRIAD STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In reaching its decision, the Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Board of Directors considered the opinion of Hambrecht & Quist LLC that the consideration to be received by Triad stockholders in the Offer and Merger is fair to such holders from a financial point of view.

     Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the Offer, is the Offer to Purchase, dated October 23, 1996, of CCI and CCI Acquisition, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger, provide detailed information about these transactions and include instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.
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        Your investment and support over the years are very much appreciated.
I wish you strong returns from all of your investments.

                                         Very best wishes,



                                         /S/ JAMES R. PORTER
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                                         James R. Porter
                                         President and Chief Executive Officer






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